Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: TuHURA Biosciences, Inc.
Filer’s Commission File No.: 001-37823

Subject Company: Kineta, Inc.
Commission File No.: 001-37695

TuHURA Biosciences, Inc. to Present at the 3rd Annual H.C. Wainwright BioConnect Conference

TAMPA, Fla., May 13, 2025 - TuHURA Biosciences, Inc. (NASDAQ:HURA) (“TuHURA”), a Phase 3 immune-oncology company developing novel technologies to overcome resistance to cancer immunotherapy, today announced that James A. Bianco, M.D., President and Chief Executive Officer of TuHURA, will present a company overview, including highlights of its IFx-Hu2.0 Phase 3 program, and its first-in-class bi-specific immune modulating Antibody drug, or peptide conjugates (ADCs, APCs) targeting Myeloid Derived Suppressor Cells (MDSCs), along with Kineta Inc’s. VISTA inhibiting monoclonal antibody program, at the 3rd Annual H.C. Wainwright BioConnect Investor Conference at NASDAQ on Tuesday, May 20, 2025, at 2:30 PM ET.

In addition to the presentation, management will be available to participate in one-on-one in-person meetings with qualified members of the investor community who are registered to attend the conference. For more information about the event, please visit the conference website.

A live webcast of the fireside chat will be available on the Events page of the Investors section of the Company’s website (tuhurabio.com), and is also accessible here.

As previously announced, on December 11, 2024, TuHURA entered into a definitive agreement with Kineta, Inc. (OTC Pink: KANT) (“Kineta”) in which, as amended, TuHURA agreed to acquire Kineta, including the rights to Kineta’s novel KVA12123 antibody, for a combination of cash and shares of TuHURA common stock via a merger transaction upon the terms and conditions described in TuHURA’s Forms 8-K filed on December 12, 2024 and May 7, 2025. The merger is currently targeted to close in Q2 2025 pending the satisfaction of certain closing conditions.

About TuHURA Biosciences, Inc.

TuHURA Biosciences, Inc. (Nasdaq: HURA) is a Phase 3 immuno-oncology company developing novel technologies to overcome primary and acquired resistance to cancer immunotherapy, two of the most common reasons cancer immunotherapies fail to work or stop working in the majority of patients with cancer.

TuHURA’s lead innate immune agonist, IFx-2.0, is designed to overcome primary resistance to checkpoint inhibitors. TuHURA is preparing to initiate a single randomized placebo-controlled Phase 3 registration trial of IFx-2.0 administered as an adjunctive therapy to Keytruda® (pembrolizumab) compared to Keytruda® plus placebo in first line treatment for advanced or metastatic Merkel Cell Carcinoma. This accelerated approval trial will be conducted under a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA).

Recent scientific reports have demonstrated that NPM1, the most common mutation in Acute Myeloid Leukemia (AML), drives the expression of VISTA on leukemic blasts and is the purported mechanism by which AML escapes immune recognition and attack leading to the high rate of treatment failure and relapse. Subject to the completion of the acquisition of Kineta, the Company plans to initiate in Q3 2025 a randomized trial of menin inhibitor +/- VISTA inhibiting antibody in relapsed or refractory AML where menin inhibitors have become standard of care in NPM1 mutated AML.

TuHURA is also leveraging its Delta Opioid Receptor technology to develop first-in-class, bi-specific immune modulating antibody drug conjugates (ADCs) and antibody peptide conjugates (APCs) targeting Myeloid Derived Suppressor Cells to inhibit their immune-suppressing effects on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies.

For more information, please visit www.tuhurabio.com and connect with TuHURA on Facebook, X, and LinkedIn.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding TuHURA’s expectations, hopes, beliefs, intentions or strategies regarding the future and include, without limitation, statements regarding TuHURA’s IFx-Hu2.0 product candidate and anticipated Phase 3 trial, its tumor microenvironment modulators development program, its potential acquisition by merger of Kineta Inc. and the statements about Kineta’s VISTA-101 development program and statements regarding the closing conditions for the transaction, and the anticipated regulatory pathway and timing of the foregoing development programs, studies and trials. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are described in detail in our registration statements, reports and other filings with the SEC, which are available on the combined company’s website, and at www.sec.gov.

The forward-looking statements and other information contained in this press release are made as of the date hereof, and TuHURA does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Contact:

Monique Kosse

Gilmartin Group

Monique@GilmartinIR.com